Exhibit 99.1

FORWARD-LOOKING STATEMENTS

This exhibit includes forward-looking statements. The Province of Nova Scotia has based these forward-looking statements on its current expectations and projections about future events. These forward-looking statements are subject to risks, uncertainties, and assumptions about the Province of Nova Scotia, including, among other things:

•	the Province of Nova Scotia’s economic and political trends; and

•	the Province of Nova Scotia’s ability to control expenses and maintain revenues.

In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this exhibit might not occur.

2016-2017 Budget

The information set forth is an extract of budget documents released by the Minister of Finance and Treasury Board on April 19, 2016, and has not been updated since that date. The Budget has been passed by the Legislature. All dollar amounts are expressed in Canadian dollars.

References to “Estimate” are to budgeted figures. (Estimate 2015-16 is the Budget released April 9, 2015. Estimate 2016-2017 is the Budget released on April 19, 2016.) References to “Forecast 2015-2016” are to the government’s expectation for actual results for the period ended March 31, 2016, based on information available as of April 19, 2016 or earlier. See “Additional Information”.

BUDGET OVERVIEW

Table 2.1 Budget Summary – Statement of Operations

($ thousands)

	2015-2016 ESTIMATE	2015-2016 FORECAST	2016-2017 ESTIMATE
General Revenue Fund
Revenues
Ordinary Revenues	9,036,661	8,963,319	9,329,495
Ordinary Recoveries	531,238	550,189	552,529
Net Income from Government Business Enterprises	352,109	379,621	382,228

Total Revenues	9,920,008	9,893,129	10,264,252

Expenses
Departmental Expenses	8,910,013	8,850,456	9,100,049
Refundable Tax Credits	150,968	120,658	137,602
Pension Valuation Adjustment	90,654	129,898	66,251
Debt Servicing Costs	872,612	854,711	841,712

Total Expenses	10,024,247	9,955,723	10,145,614

Consolidation and Accounting Adjustments for Governmental Units
General Revenue Fund Consolidation Adjustments	11,435	(10,936)	12,553
Special Purpose Funds	(1,769)	651	81
Other Organizations	(3,002)	1,673	(3,861)

	6,664	(8,612)	8,773

Provincial Surplus (Deficit)	(97,575)	(71,206)	127,411

Contribution to Fiscal Capacity For Provincial Health Complex	—	—	(110,300)

Net Position	(97,575)	(71,206)	17,111

“ESTIMATE 2015- 2016” refers to Budget figures presented in the April 9, 2015 budget, “FORECAST 2015-2016” refers to an unaudited update on the 2015-2016 Budget released on April 19, 2016, and “ESTIMATE 2016- 2017” refers to Budget figures presented in the April 19, 2016 budget.

Table 2.3 Budget Summary – Net Debt/Gross Domestic Product

($billions)	2015-2016 ESTIMATE	2015-2016 FORECAST	2016-2017 ESTIMATE
Net Debt	15.1	15.1	15.2
Nominal GDP	41.6	39.9	40.9
Net Debt to GDP (ratio)	36.3%	37.9%	37.1%

BUDGET 2016-2017

Budget 2016–2017’s fiscal outlook provides the final forecast update for Budget 2015–2016 and the Budget Estimate for 2016–2017. The Province of Nova Scotia is forecasting a deficit of $71.2 million in 2015–2016.

Looking forward, the province is projecting a balanced budget in 2016–2017, with a surplus of $127.4 million, with a net position of $17.1 million, after contributing to fiscal capacity for a provincial health complex (Section 2). This section presents more detail on revenues by source, total expenses, and the estimated value of tax credits, rebates, and tax expenditures.

2015-2016 Budget Forecast Update

The Forecast Update provides updated information about the major components of revenue and expenses as set out in 2015–2016 Budget Estimates.

The Province of Nova Scotia is forecasting a deficit of $71.2 million for the year ended March 31, 2016, which is a decrease of $26.4 million from the budgeted deficit of $97.6 million (Table 5.1).

The difference is the result of Total Revenue being $26.9 million lower than expected and Total Expenses being $68.5 million lower than expected, and changes to Consolidation and Accounting Adjustments.

Table 5.1 2015-2016 Budget Forecast Update

General Revenue Fund ($thousands)	2015-2016 ESTIMATE	2015-2016 FORECAST	Increase (Decrease) from Estimate
General Revenue Fund
Revenues
Ordinary Revenues	9,036,661	8,963,319	(73,342)
Ordinary Recoveries	531,238	550,189	18,951
Net Income from Government Business Enterprises	352,109	379,621	27,512

Total Revenues	9,920,008	9,893,129	(26,879)

Expenses
Departmental Expenses	8,910,013	8,850,456	(59,557)
Refundable Tax Credits	150,968	120,658	(30,310)
Pension Valuation Adjustment	90,654	129,898	39,244
Debt Servicing Costs	872,612	854,711	(17,901)

Total Expenses	10,024,247	9,955,723	(68,524)

Consolidation and Accounting Adjustments	6664	(8,612)	(15,276)

Provincial Surplus (Deficit)	(97,575)	(71,206)	26,369

2015–2016 Revenues: Total Revenue is forecasted to be $9.89 billion.

Relative to the 2015–2016 Budget Estimates, tax revenue is forecasted to be lower by $6.2 million than the 2015–2016 Budget Estimates, as a $42.1 million projected decline in Corporate Income Tax is mostly offset by a projected increase of $38.6 million in Personal Income Tax.

Other Provincial Revenues are forecasted to decline by $83.7 million as a result of prior year adjustments of $86.8 million mostly related to offshore royalties. Investment earning are forecasted to increase by $8.8 million primarily due to the implications of recognizing interest on amortized incentive loans from the jobs fund. Net Income from Government Business Enterprises is forecasted to increase by $27.5 million due to forecasted increases for all enterprises, and Ordinary Recoveries are also forecasted to increase by $19.0 million.

2015–2016 Expenses: Total Expenses are forecasted to be $9.96 billion.

Total Departmental Expenses are forecasted to decline by $59.6 million, relative to the 2015–2016 Budget Estimates. This is primarily due to decreases at the departments of Health and Wellness ($23.9 million), Internal Services ($2.6 million), Municipal Affairs ($7.9 million), and Restructuring Costs ($54.1 million). These decreases are partially offset by forecasted increases for the departments of Business ($7.5 million), Communities, Culture and Heritage ($2.5 million), Community Services ($7.1 million), and Transportation and Infrastructure Renewal ($14.6 million).

For Other Expenses, Refundable Tax Credits are forecasted to decline by $30.3 million primarily as a result of positive Prior Year Adjustments for 2013–2014 and 2014–2015. The Pension Valuation Adjustment is forecasted to increase by $39.2 million as a result of Long Service Award Changes. Debt Servicing Costs are forecasted to decline by $17.9 million as a result of interest rates not rising as anticipated and reduced pension debt servicing costs.

2015–2016 Consolidation and Accounting Adjustments: Overall changes in Consolidation adjustments are forecasted to result in a $15.3 million negative impact to the provincial deficit position relative to the 2015–2016 Budget Estimates.

Budget 2016-2017: Revenue Outlook

In 2016–2017, Nova Scotia’s total revenues in its General Revenue Fund are estimated to be $10,264.3 million (Section 2). This is an increase of $344.2 million or 3.5 per cent from the 2015–2016 budget estimate and an increase of $371.1 million or 3.8 per cent compared to the 2015–2016 forecast.

Total Revenue from all provincial sources including Ordinary Recoveries and Net Income from Government Business Enterprises contributes 67.2 per cent of all revenue in 2016–2017, and the provincial share is projected to increase to 67.9 per cent by 2019–2020. Revenue from federal sources is anticipated to be relatively flat with an estimated average annual growth of 1.1 per cent between 2016–2017 and 2019–2020, and a share of 31.9 per cent of revenues by 2019–2020.

Table 5.2 provides financial statistics of the Revenues by Source by amount and as a percentage of total revenues, and a breakdown of revenues by the four main sources. Chart 5.1 provides a visual breakdown of Revenues by Source.

Provincial Own-Source Revenues in 2016–2017 are expected to be $6,186 million. This is an increase of $234.8 million or 3.9 per cent from the 2015–2016 budget estimate and an increase of $315.9 million or 5.4 per cent from the 2015–2016 forecast.

Federal Source Revenues are projected to be $3,144 million in 2016–2017, an increase of $58.1million or 1.9 per cent from the 2015–2016 budget estimate; an increase of $50.3 million or 1.6 per cent, from the 2015–2016 forecast.

Ordinary Recoveries from provincial sources are up $14.8 million or 4.7 per cent from the 2015–2016 budget estimate; down $0.9 million or 0.3 per cent compared to the 2015–2016 forecast. Ordinary Recoveries from federal sources are up $7.0 million or 3.0 per cent from the 2015–2016 budget estimate; up $3.2 million or 1.5 per cent from the 2015–2016 forecast.

Net Income from Government Business Enterprises is up $30.1 million or 8.6 per cent from the 2015–2016 budget estimate; up $2.6 million or 0.7 per cent from the 2015–2016 forecast.

FINANCIAL STATISTICS

Table 5.2 2016-2017 Revenues by Source

($ millions)

	2012-2013 ACTUAL	2013-2014 ACTUAL	2014-2015 ACTUAL	2015-2016 FORECAST	2016-2017 ESTIMATE
	(as restated)	(as restated)
General Revenue Fund: Revenues
Ordinary Revenue - Provincial Sources
Tax Revenue
Personal Income Tax	2,142,547	2,192,826	2,349,723	2,563,526	2,671,599
Corporate Income Tax	429,493	425,894	474,031	451,053	466,644
Harmonized Sales Tax	1,648,664	1,660,056	1,702,427	1,765,779	1,814,007
Motive Fuel Tax	243,446	246,800	248,274	257,816	271,718
Tobacco Tax	206,287	217,229	206,255	215,990	227,252
Other Tax Revenue	150,432	161,581	155,087	157,972	158,745

	4,820,869	4,904,386	5,135,797	5,412,136	5,609,965

Other Provincial Revenue
Registry of Motor Vehicles	113,434	120,506	123,032	129,265	127,534
Royalties - Petroleum	22,748	20,732	30,019	15,270	10,508
Other Provincial Sources	135,467	139,347	130,498	148,887	146,136
Offshore Licenses Forfeitures	100	100	—	—	—
TCA Cost Shared Revenue - provincial	9,131	16,953	8,564	1,953	59,900
Other Fees & Charges	68,679	59,996	62,249	61,620	61,978
Prior Years’ Adjustment - provincial	57,667	(258,483)	110,207	(86,813)	—
Gain on Disposable of Crown Assets	15,389	4,631	4,767	—	—

	422,615	103,782	469,336	270,182	406,056

Investment Income
Interest Revenues	76,251	77,093	83,660	86,221	77,901
Sinking Fund Earnings	111,146	111,470	103,892	101,172	91,660

	187,397	188,563	187,552	187,393	169,561

Total Provincial Sources:	5,430,881	5,196,731	5,792,685	5,869,711	6,185,582

Ordinary Revenues – Federal Sources
Equalization payments	1,578,829	1,718,183	1,750,653	1,777,759	1,738,321
Canada Health Transfer	795,017	829,861	852,161	895,694	942,770
Canada Social Transfer	322,957	327,379	334,007	341,134	348,901
Offshore Offset Payments	146,059	89,461	64,481	36,779	33,255
Crown Share	12,916	4,577	14,058	3,966	1,427
Other Federal Sources	18,262	15,300	3,620	3,399	6,115
TCA Cost Shared Revenue - Federal	24,470	22,485	21,950	31,078	73,124
Prior Years’ Adjustments – Federal	(840)	3,212	8,963	3,799	—

Total Federal Sources	2,897,670	3,010,458	3,049,893	3,093,608	3,143,913

Total Ordinary Revenue	8,328,551	8,207,189	8,842,578	8,963,319	9,329,495

Ordinary Revenues
Provincial Sources	303,963	347,606	340,653	332,956	332,074
Federal Sources	247,434	262,065	203,972	217,233	220,455

Total – Ordinary Recoveries	551,397	609,671	544,625	550,189	552,529

Net Income from Government Business Enterprises (GBEs)
Nova Scotia Liquor Commission	226,386	228,246	227,986	236,920	234,022
Nova Scotia Provincial Lotteries and Casino Corporation	113,418	108,991	110,033	124,900	127,700
Halifax-Dartmouth Bridge Commission	11,640	12,285	9,033	14,111	12,098
Highway 104 Western Alignment	1,956	1,640	4,114	3,690	8,408
QE2 Health Sciences	955	95	229	—	—

Total - Net Income from GBEs	354,355	351,257	351,395	379,621	382,228

Total Revenues	9,234,303	9,168,117	9,738,598	9,893,129	10,264,252

Table 5.3 Revenues by Source

(as a percentage of Total Revenues)

	2012-2013 ACTUAL	2013-2014 ACTUAL	2014-2015 ACTUAL	2015-2016 FORECAST	2016-2017 ESTIMATE
	(as restated)	(as restated)
General Revenue Fund: Revenues
Ordinary Revenue - Provincial Sources
Tax Revenue
Personal Income Tax	23.2%	23.9%	24.1%	25.9%	26.0%
Corporate Income Tax	4.7%	4.6%	4.9%	4.6%	4.5%
Harmonized Sales Tax	17.8%	18.1%	17.5%	17.8%	17.7%
Motive Fuel Tax	2.6%	2.7%	2.5%	2.6%	2.6%
Tobacco Tax	2.2%	2.4%	2.2%	2.2%	2.2%
Other Tax Revenue	1.6%	1.8%	1.6%	1.6%	1.4%

	52.1%	53.5%	52.8%	54.7%	54.6%

Other Provincial Revenue
Registry of Motor Vehicles	1.2%	1.3%	1.3%	1.3%	1.2%
Royalties - Petroleum	0.2%	0.2%	0.3%	0.2%	0.1%
Other Provincial Sources	1.5%	1.5%	1.4%	1.5%	1.4%
Offshore Licenses Forfeitures	0.0%	0.0%	—	—	—
Other Provincial Sources	0.1%	0.2%	0.1%	0.0%	0.6%
TCA Cost Shared Revenue - provincial	0.7%	0.7%	0.6%	0.6%	0.6%
Other Fees & Charges	0.6%	-2.8%	1.1%	-0.9%	—
Prior Years’ Adjustment - provincial	0.2%	0.1%	0.0%	—	—

Gain on Disposable of Crown Assets	4.6%	1.1%	4.9%	2.7%	4.0%

Investment Income
Interest Revenues	0.8%	0.8%	0.9%	0.9%	0.8%
Sinking Fund Earnings	1.2%	1.2%	1.1%	1.0%	0.9%

	2.0%	2.1%	1.8%	1.9%	1.7%

Total Provincial Sources:	58.7%	56.7%	59.6%	59.3%	60.2%

Ordinary Revenues – Federal Sources
Equalization payments	17.1%	18.7%	18.0%	18.0%	16.9%
Canada Health Transfer	8.6%	9.1%	8.7%	9.1%	9.2%
Canada Social Transfer	3.5%	3.6%	3.4%	3.3%	3.4%
Offshore Offset Payments	1.6%	1.0%	0.7%	0.4%	0.3%
Crown Share	0.1%	0.0%	0.1%	0.0%	0.0%
Other Federal Sources	0.2%	0.2%	0.0%	0.0%	0.1%
TCA Cost Shared Revenue - Federal	0.3%	0.2%	0.2%	0.3%	0.7%
Prior Years’ Adjustments – Federal	0.0%	0.0%	0.1%	0.0%	—

Total Federal Sources	31.4%	32.8%	31.2%	31.2%	30.6%

Total Ordinary Revenue	90.1%	89.5%	90.8%	90.5%	90.8%

Ordinary Revenues
Provincial Sources	3.3%	3.8%	3.5%	3.4%	3.2%
Federal Sources	2.7%	2.9%	2.1%	2.2%	2.1%

Total – Ordinary Recoveries	6.0%	6.6%	5.6%	5.6%	5.4%

Net Income from Government Business Enterprises (GBEs)
Nova Scotia Liquor Commission	2.4%	2.5%	2.3%	2.5%	2.3%
Nova Scotia Provincial Lotteries and Casino Corporation	1.2%	1.2%	1.1%	1.3%	1.3%
Halifax-Dartmouth Bridge Commission	0.1%	0.1%	0.1%	0.1%	0.1%
Highway 104 Western Alignment	0.0%	0.0%	0.0%	0.0%	0.1%
QE2 Health Sciences	0.0%	0.0%	0.0%	—	—

Total - Net Income from GBEs	3.7%	3.8%	3.6%	3.9%	3.8%

Total Revenues	100.0%	100.0%	100.0%	100.0%	100.0%

Chart 5.1 Revenues by Source

2015-2016 FORECAST

Chart data

Net Income from GBE’s	3.9%
Harmonized Sales Tax	17.8%
Motive Fuel Taxes	2.6%
Income Taxes	30.5%
Canada Social Transfer	3.3%
Canada Health Transfer	9.1%
Equalization Payments	18.0%
Other	14.7%

2016-2017 ESTIMATE

Chart data

Net Income from GBE’s	3.8%
Harmonized Sales Tax	17.7%
Motive Fuel Taxes	2.6%
Income Taxes	30.6%
Canada Social Transfer	3.4%
Canada Health Transfer	9.2%
Equalization Payments	16.9%
Other	15.8%

Ordinary Revenue – Provincial Sources – Tax Revenue

Personal Income Tax (PIT)

Nova Scotia’s 2016–2017 estimate for personal income tax is $2,671.6 million, up $108.1 million or 4.2 per cent compared to the 2015–2016 forecast.

Personal taxable income is projected to grow by $788.2 million to $29.6 billion in 2016 — an increase of 2.7 per cent; and grow to $30.3 billion in 2017 — an increase of 2.6 per cent. This is primarily as a result of growth in household income in 2016 (+2.6 per cent) and in 2017 (+2.5 per cent).

Yield on personal taxable income is projected to be 9.02 per cent in 2016 and 9.15 per cent in 2017, which represents growth rates of 1.5 per cent in both years. Yield growth on personal taxable income in 2014 (+4.8 per cent) was stronger than expected and contributes to higher levels in successive years.

Growth in personal income tax revenues is partially offset by higher than projected costs for the Age Amount tax credit for low income seniors, and a decrease in revenues with the elimination of the federal Universal Child Care Benefit on July 1, 2016.

Corporate Income Tax (CIT)

Nova Scotia’s 2016–2017 estimate for corporate income tax is $466.9 million, up $15.8 million or 3.5 per cent compared to the 2015–2016 forecast.

National corporate taxable income is projected to grow by $10.6 billion or 3.7 per cent in 2016 to $295.4 billion and by $8.6 billion or 2.9 per cent to $303.9 billion in 2017. Effective from the 2014–2015 Public Accounts, the province calculates its share of national corporate taxable income on a three-year moving average of actual share rates. For 2016–2017 the province’s share is 1.5 per cent. Nova Scotia’s corporate taxable income in 2016 is estimated to be $4.3 billion, growing to $4.5 billion in 2017.

The effective tax rate (yield) on corporate taxable income for the province is 10.69 per cent, down from 11.52 per cent in 2013. The small business share of taxable income has risen to 40.8 per cent from 36.9 per cent in 2013.

Harmonized Sales Tax (HST)

Net Harmonized Sales Tax is estimated to total $1,814.0 million in 2016–2017 up $48.2 million or 2.7 per cent compared to the 2015–2016 forecast.

The increase in HST revenues is largely attributable to growth in the consumer expenditure tax base. The province’s total tax base for taxable goods and services is projected to grow by $536.0 million or 2.7 per cent to $20.8 billion in 2016 and by $457.6 million or 2.2 per cent to $21.2 billion in 2017. Growth in the consumer expenditure base is forecasted to be 2.7 per cent in 2016 and 3.2 per cent in 2017. Consumer expenditures represent over 70 per cent of the HST tax base.

Following a rebound in 2015 the pace of growth in taxable residential housing expenditures is expected to grow by 3.1 per cent in 2016 but decline by 3.5 per cent in 2017 — partially offsetting revenue growth. The rebate on residential energy (Your Energy Rebate Program) is expected to total $110.4 million in 2016–2017.

Tobacco Tax

Tobacco tax revenues are projected to total $227.3 million in 2016–2017, up $11.3 million or 5.3 per cent over the 2015–2016 forecast.

A tobacco tax increase of $0.02 per unit together with an increase of the tax rate on cigars, effective April 20, 2016, will generate an additional $15.8 million in 2016–2017. This is partially offset by falling demand for cigarettes and fine cut tobacco, projected to decline by 2.2 per cent and 6.3 per cent respectively. Prices for tobacco products are expected to increase by 1.5 per cent in 2016–2017 accompanied by the long-term decline in smoking.

Motive Fuel Tax

Motive fuel taxes are projected to total $271.7 million in 2016–2017, an increase of $13.9 million or 5.4 per cent compared to the 2015–2016 forecast.

Gasoline consumption is estimated to rise by 5.9 per cent to 1.32 billion litres in 2016–2017, while the consumption of diesel oil is estimated to increase by 3.1 per cent to 436 million litres in 2016–2017.

Moderating gasoline and diesel oil prices are contributing to the increase in consumption, aided by an increase in labour income by 2.6 per cent over 2015–2016.

Other Tax Revenue

Other Tax Revenue includes such items as Corporations Capital Tax, Casino Win Tax, Levy on Private Sale of Used Vehicles, Tax on Insurance Premiums, and Gypsum Tax. The total for these items is estimated to be $158.7 million for 2016–2017, down $0.1 million or 0.1 per cent from the 2015–2016 budget estimate; up $0.8 million or 0.5 per cent from the 2015–2016 forecast.

Ordinary Revenue – Provincial Sources – Other Provincial Revenue

Registry of Motor Vehicles

Revenue generated by the Registry of Motor Vehicles is estimated to be $127.5 million for 2016–2017, up $0.6 million or 0.5 per cent from the 2015–2016 estimate; a decrease of $1.7 million or 1.3 per cent from the 2015–2016 forecast.

Offshore Petroleum Royalties

Offshore petroleum royalties are estimated to be $10.5 million in 2016–2017, a decrease of $4.8 million or 32.2 per cent from the 2015–2016 forecast.

Production volume for the Sable Offshore Energy Project (SOEP) is projected to decline as the project nears its technical end date. The accrual of abandonment costs estimated by SOEP interest holders continues to be a major factor contributing to lower revenues than experienced in the past (Chart 5.2).

Chart 5.2 Offshore Petroleum Royalties,

($millions)

1999-00	1,970
2000-01	9,269
2001-02	17,329
2002-03	11,115
2003-04	24,083
2004-05	28,202
2005-06	123,850
2006-07	269,100
2007-08	399,679
2008-09	451,795
2009-10	125,634
2010-11	172,683
2011-12	117,955
2012-13	22,748
2013-14	20,732
2014-15	30,019
2015-16f	15,270
2016-17e	10,508

Other Provincial Sources

Revenue from other provincial sources is estimated to be $146.1 million for 2016–2017, up $3.5 million or 2.5 per cent from the 2015–2016 budget estimate; down $2.8 million or 1.8 per cent from the 2015–2016 forecast.

This revenue source includes such items as Pharmacare premiums; Nova Scotia Securities Commission; registrations revenues for deeds, companies, and property; various other licenses and permits; and timber licenses and revenue. The primary reasons for the increase is improved securities commission revenue from filings and gain on disposal of two Department of Natural Resources helicopters, partially offset by reduced Pharmacare revenue.

Tangible Capital Asset (TCA) Cost Shared Revenue – Provincial Sources

TCA Cost Shared Revenue from provincial sources is estimated to be $59.9 million for 2016–2017, up $58.1 million from the 2015–2016 budget estimate; up $57.9 million from the 2015–2016 forecast.

The largest portion of this amount ($58.9 million) reflects Halifax Regional Municipality’s (HRM) share of the $169.2 million capital lease for the new Halifax Convention Centre. The full principal component of the capital lease is capitalized. The associated obligations of the other levels of government will be reflected as a onetime revenue at the time of substantial completion as TCA cost shared revenue. The HRM contribution is reflected in TCA provincial sources and the federal contribution is reflected in TCA cost shared revenue - federal sources.

Other Fees and Charges

Revenue generated from other fees and charges is estimated to be $62.0 million for 2016–2017, a decrease of $1.2 million or 1.9 per cent from the 2015–2016 estimate; up $0.4 million or 0.6 per cent from the 2015–2016 forecast. The decrease results primarily from moving tourism related fees from the Department of Business to the new Tourism Crown corporation and reduced court and sheriff fees at Justice.

Ordinary Revenue – Provincial Sources – Investment Income

Interest Revenue

Interest revenue is estimated to be $77.9 million for 2016–2017, down $1.1 million or 1.4 per cent from the 2015–2016 estimate; down $8.3 million or 9.6 per cent from the 2015–2016 forecast. This decrease from estimate results primarily from lower interest rates, while the reduction from forecast also includes the implications of recognizing the amortization of the discounted interest incentive on loans from the Jobs Fund.

Sinking Fund Earnings

Sinking Fund Earnings are projected to total $91.7 million in 2016–2017, a decrease of $7.9 million or 7.9 per cent from the 2015–2016 budget estimate; down $9.5 million or 9.4 per cent from the 2015–2016 forecast, primarily as a result of the maturity of a debt issue totaling $205 million that included a mandatory sinking fund provision and therefore resulted in the withdrawal from sinking funds at maturity. This withdrawal reduces the total assets held in the sinking fund and subsequently the interest earned by the fund.

Ordinary Revenue – Federal Sources

Equalization

Equalization revenue in 2016–2017 are estimated to be $1,738.3 million, a decrease of $39.4 million or 2.2 per cent compared to the 2015–2016 forecast. The figure is composed of two separate fiscal equalization payments from the federal government.

Firstly, the Equalization estimate reflects the province’s adoption of the Expert Panel formula for equalization payments, projected to be $1,722.3 million in 2016–2017, an increase of $32.7 million or 1.9 per cent compared to the 2015–2016 forecast. The Equalization program’s annual growth was 3.1 per cent.

Secondly, as part of a clarification reached with the Government of Canada on October 10, 2007, commencing with the 2008–2009 fiscal year, Nova Scotia is entitled to receive an additional payment from the federal government if the cumulative value of the equalization formula in effect at the time the Offshore Accord was signed (the Interim approach) exceeds the cumulative value of the Expert Panel approach. This is known as the Cumulative Best-of Guarantee. The arrangement is in effect until the end of 2019–2020 to coincide with the term of the Offshore Accord.

The Cumulative Best-of Guarantee payment is estimated to be $16.0 million in 2016–2017, a decrease of $72.2 million or 81.8 per cent compared to the 2015–2016 forecast. This is the result of the Expert Panel approach growing at a faster rate than the Interim approach. By the end of 2016–2017 the province is expected to have received a total of $875.6 million in Cumulative Best-of Guarantee payments.

Table 5.4 Cumulative Best of Guarantee Payments (CBOG)

($ thousands)

Fiscal Year	Expert Panel	Interim Approach	Difference	Guarantee Payment
2008-2009	1,464,935	1,329,227	(135,708)	0
2009-2010	2,855,682	2,593,180	(262,502)	0
2010-2011	4,216,405	4,016,069	(200,336)	0
2011-2012	5,574,664	5,657,342	82,678	82,678
2012-2013	7,002,235	7,382,230	379,995	297,317
2013-2014	8,549,622	9,189,874	640,252	260,257
2014-2015	10,233,572	11,005,008	771,436	131,184
2015-2016	11,959,924	12,819,546	859,622	88,186
2016-2017	13,715,474	14,591,122	875,648	16,026

TOTAL				875,648

End of table

Offshore Accord Payments

Offshore Offset payments are estimated to be $33.3 million in 2016–2017, a decrease of $3.5 million or 9.6 per cent compared to the 2015–2016 forecast. The decrease reflects the declining offshore royalties included in the equalization formula. The equalization formula uses a two-year lag in data and a three-year weighted average.

The province is eligible to receive offshore offset payments for the second phase of the 2005 Offshore Accord that runs from 2012–2013 until the end of 2019–2020, as long as it continues to be in receipt of equalization payments. By the end of 2016–2017 the province is expected to have received a total of $1.3 billion in Offshore Accord payments.

The Canada Health Transfer (CHT)

Effective with the 2014–2015 fiscal year, the federal government renewed the CHT to provide for equal per capita cash for all provinces and territories. The new formula is in place for a 10-year period. The 2016–2017 national CHT amount that is available for distribution is set at $36.1 billion. The CHT is legislated to grow by 6 per cent each year until the end of the 2016–2017 fiscal year.

The CHT cash entitlement for Nova Scotia is estimated to be $942.8 million in 2016–2017, an increase of $47.1 million or 5.3 per cent compared to the 2015–2016 forecast. The estimate reflects the federal government’s estimate of the province’s declining share of national population, currently standing at 2.61 per cent, compared to 2.63 per cent in 2015–2016. National population grew by 1 per cent while the province’s population grew by 0.3 per cent.

The Canada Social Transfer (CST)

Nova Scotia’s 2016–2017 cash entitlement for CST is estimated to be $348.9 million, an increase of $7.8 million or 2.3 per cent compared to the 2015–2016 forecast.

The provincial entitlement is based on an equal per capita cash provincial allocation of a fixed national entitlement, which stands at $13.3 billion for 2016–2017. Effective with the 2014–2015 fiscal year the CST was renewed for a further 10-year period with the national pool legislated to grow by 3 per cent a year through to the end of the 2023–2024 fiscal year.

The estimate reflects the federal government’s estimate of the province’s declining share of national population, currently standing at 2.61 per cent, compared to 2.63 per cent in 2015–2016. National population grew by 1 per cent while the province’s population grew by 0.3 per cent.

Crown Share Adjustment Payment

The Crown Share Adjustment Payment is estimated to be $1.4 million in 2016–2017, a decrease of $2.5 million or 64.0 per cent compared to the 2015–2016 forecast. The estimate reflects the underlying profitability of offshore oil and gas projects.

Other Federal Sources

Other Federal Sources are estimated to be $6.1 million in 2016–2017, an increase of $3.8 million from the 2015–2016 budget estimate; up $2.7 million from the 2015–2016 forecast.

Other Federal Sources comes from a statutory subsidy from the federal government and Infoway funding for the Personal Health Record project. The variance year over year results from the inclusion of Infoway funding that was approved after Budget 2015–2016 was released. Federal funding for the personal health record project is forecast to be $1.1 million in 2015–2016, growing to $3.8 million in 2016–2017. Total funding over three years is expected to be $9.3 million.

Tangible Capital Asset (TCA) Cost Shared Revenue – Federal Sources

The estimate of TCA cost shared federal revenue is $73.1 million for 2016–2017. This represents an increase of $41.2 million compared to the 2015–2016 budget estimate; an increase of $42.0 million from the 2015–2016 forecast.

The increase results from one-time federal cost shared funding of $51.4 million for the new Halifax Convention Centre. The federal funding for the project will be recorded as revenue by the province as the federal portion of the $169.2 million capital lease obligation. The three levels of government agreed to share the costs, with the Halifax Regional Municipality and provincial government each contributing $58.9 million to the project. The HRM share ($58.9 million) has been reflected in TCA Cost Shared Revenue – Provincial Sources.

The total TCA revenue received by the province for the new Convention Centre is $110.3 million which, according to accounting standards, must be brought into the fiscal plan when the project reaches substantial completion. This date is projected by the developer to be in February 2017.

Ordinary Recoveries

Ordinary Recoveries are projected to total $552.5 million in 2016–2017, an increase of $21.3 million or 4.0 per cent from the 2015–2016 budget estimate; up $2.3 million or 0.4 per cent from the 2015–2016 forecast of $550.2 million.

Provincial source recoveries are up $14.8 million or 4.7 per cent to $332.1 million; a decrease of $0.9 million or 0.3 per cent from the 2015–2016 forecast; while federal sources are up $6.5 million or 3.0 percent to $220.5 million; an increase of $3.2 million or 1.5 per cent from the 2015–2016 forecast. The increase in provincial source recoveries relates primarily to increased recoveries from Out-of-Province health insured services and Royal Canadian Mounted Police (RCMP) costs recovered from municipalities.

The increase in federal sources relates primarily to the new Building Canada funding and Federal Gas Tax Transfer, both of which are flowed to municipalities through the provincial government.

Government Business Enterprises – Net Income

Nova Scotia Liquor Corporation

The Nova Scotia Liquor Corporation (NSLC) returns all of its income from operations (“income”) to the Government of Nova Scotia as shareholder. The NSLC is budgeting comprehensive net income of $234.0 million in 2016–2017. This is an increase of 2.5 per cent compared to the 2015–2016 budget estimate of $228.2 million. The increase results from modest sales growth of 2.1 per cent, a 1.4% increase in gross profit, a 0.7% reduction in store operating expenses and a 1.9% reduction in other expenses.

Nova Scotia Provincial Lotteries and Casino Corporation

The Nova Scotia Provincial Lotteries and Casino Corporation’s (NSPLCC) net income is budgeted to be $127.7 million in 2016–2017, which is $16.4 million higher than the 2015–2016 estimate of $111.3 million. NSPLCC’s sales revenue will increase by $34.8 million in 2016–2017 compared to the 2015–2016 estimate, primarily due to increases resulting from changes in the video lottery business line and increased ticket lottery sales.

Halifax Dartmouth Bridge Commission

Halifax-Dartmouth Bridge Commission (operating as Halifax Harbour Bridges) is budgeting net income for the 2016–2017 fiscal year at $12.1 million. This represents a $0.5 million or 4.2 per cent increase over the 2015–2016 Budget. Total revenue is projected to decline by $0.4 million from 2015–2016 with lower toll revenues due to bridge closures associated with the replacement of the suspended span of the Macdonald Bridge. Total expenses will decline by $0.9 million, a greater amount than the drop in revenue, from lower amortization charges and operating costs, partially offset by higher interest charges resulting from “big lift” project costs.

Highway 104 Western Alignment Corporation

Highway 104 Western Alignment Corporation’s budget estimate for 2016–2017 of $8.4 million is up from the 2015–2016 estimate of $1.0 million. The increase is a result of reverting to the original bond repayment schedule, which anticipated 2026 as the final year of payment. In 2005, in times of strong provincial revenues from offshore royalties and surplus budgets, the repayment schedule was advanced to end in 2019. In current times the fiscal picture is tighter and the ability to speed up repayment is diminished; therefore, the original repayment schedule has been reinstituted, resulting in lower interest expense and depreciation and amortization charges.

Total revenue is budgeted to be $20.8 million; which is down slightly from the 2015–2016 estimate of $20.9 million. Total expenses are budgeted to be $12.4 million; down from the 2015–2016 estimate of $20.0 million. The major changes come in the area of interest charges, which are down by $2.2 million, and amortization and depreciation charges, which are down $5.4 million from the 2015-16 Budget estimate as a result of reverting to the original repayment schedule.

Key Tax Measures – Personal Income Taxes

Amount for Young Children

The province will maintain the Amount for Young Children Tax Credit, which was introduced in 2006 to offset the federal taxable Universal Child Care Benefit (UCCB). The 2016–2017 Federal Budget has eliminated the UCCB effective July 1, 2016, and replaced it with a non-taxable Child Care Benefit.

Trusts and Estates

The province will parallel recent federal changes announced in the federal government’s 2014 budget to the taxation of trusts and estates. The new federal rules became effective on January 1, 2016. Effective for tax years ending after December 31, 2015, graduated personal income tax rates will apply only to trusts that are “graduated rate estates” or “qualified disability trusts.” The top provincial marginal rate of 21 per cent will apply to all other trusts and estates.

Graduated personal income tax rates will only apply to the following:

•	eligible estates for the first 36 months after an individual’s death

•	testamentary trusts that are for the benefit of individuals who are eligible for the federal disability tax credit

The new measure will improve tax fairness by reducing tax planning opportunities arising from beneficiaries effectively accessing more than one set of graduated rates, and will align the taxation of testamentary and inter vivos trusts.

Food Bank Tax Credit for Farmers

Effective January 1, 2016, individuals and corporations that carry on a farming business may claim a non-refundable tax credit equal to 25 per cent of the fair market value of qualifying agricultural products donated to a registered charity that provides food to those families in need. The tax credit must be claimed in the same year that a charitable donation tax credit or deduction is claimed for the donation.

Removal of Healthy Living Tax Credit

Effective January 1, 2015, government eliminated the Healthy Living Tax Credit. Implemented in 2005, the Healthy Living Tax Credit provided parents a maximum non-refundable credit of $500 for each child under the age of 18 that is enrolled in registered sport or recreational activities.

Dividend Tax Credit Rate for Non-eligible dividends

Effective January 1, 2015, the Dividend Tax Credit rate for non-eligible dividends was reduced from 5.87 per cent to 3.5 per cent. The Dividend Tax Credit compensates individual shareholders for the fact that dividend income is taxed at the corporation level and again at the personal level. Non-eligible dividends are typically paid out by small businesses. Most Canadian jurisdictions set the non-eligible dividend rate to be equal to the small business corporate income tax rate to achieve integration between the personal and corporate income tax systems. The province’s small business tax rate is 3.0 per cent.

Removal of Personal Income Tax for GIS Recipients

Continuing for 2016–2017, residents of Nova Scotia who receive the Guaranteed Income Supplement (GIS) will continue to be refunded their provincial personal income taxes paid. The GIS is an income transfer paid by the federal government to low-income seniors who meet certain eligibility criteria.

$1,000 Non-refundable Age Amount Tax Credit for Low Income Seniors

Effective January 1, 2014, a new $1,000 non-refundable Age Amount tax credit for seniors with taxable income under $24,000 came into effect. In combination with the refund of personal income tax to GIS recipients, over 25,000 seniors no longer pay provincial personal income tax.

Fifth Tax Bracket and Elimination of the Personal Income Tax Surtax

Effective January 1, 2010, government implemented a fifth personal income tax bracket of 21 per cent applicable to taxable income exceeding $150,000. To offset the impact of this measure, government removed the 10 per cent surtax applied to Nova Scotia residents with provincial personal income taxes payable of more than $10,000. These measures will remain in place for fiscal 2016–2017.

Key Tax Measures – Business Taxes

Capital Investment Tax Credit

Effective January 1, 2015, the Capital Investment Tax Credit will provide a 15 per cent refundable corporate income tax credit for capital equipment acquired for use in Nova Scotia as part of a capital project that exceeds $15 million in total cost. The tax credit is available to corporations primarily in the manufacturing and processing, farming, fishing, and logging sectors. The Capital Investment Tax Credit is projected to cost $31.4 million in 2016–2017.

Food Bank Tax Credit for Farmers

Effective January 1, 2016, individuals and corporations that carry on a farming business may claim a non-refundable tax credit equal to 25 per cent of the fair market value of qualifying agricultural products donated to a registered charity that provides food to those families in need. The tax credit must be claimed in the same year that a charitable donation tax credit or deduction is claimed for the donation.

Digital Animation Tax Credit

Effective July 1, 2015, the Digital Animation Tax Credit provides a refundable corporate income tax credit for film and television productions where more than 90 per cent of the production consists of digital animation. A base credit of 25 per cent of total eligible expenditures applies plus a digital animation bonus of 17.5 per cent for Nova Scotian animation labour employed for the production. The Digital Animation Tax Credit is projected to cost $0.05 million in 2016–2017.

Film Industry Tax Credit

Effective July 1, 2015, the Film Industry Tax Credit was phased out. Productions that commenced principal photography before July 1, 2015, will remain eligible for the fully refundable tax credit. Given the historical timing of productions and their application for the Film Industry Tax Credit, tax expenditures are expected to continue to occur in the 2016–2017 fiscal year, and until the 2018–2019 fiscal year.

Corporation Capital Tax – Financial Institutions

Effective January 1, 2015, an annual cap of $12 million in capital tax payable was established for financial institutions required to pay tax under the Corporation Capital Tax Act. The tax applies to capital (e.g., paid-up capital stock, surpluses, reserves, etc.) employed in Nova Scotia by certain financial institutions.

Small Business Corporate Income Tax

Effective January 1, 2014, the rate was reduced from 3.5 per cent to 3.0 per cent.

Until December 31, 2013, small businesses were eligible for the reduced rate on the first $400,000 of taxable income, if they were a Canadian Controlled Private Corporation with taxable capital of $10 million or less. Effective January 1, 2014, the threshold was reduced to $350,000.

Key Tax Measures – Consumption Taxes

Tobacco Taxes

Effective at 12:01 am on April 20, 2016, the tobacco tax rate will increase by $0.02 per cigarette, $0.02 per gram of fine-cut tobacco, and $0.02 per pre-proportioned tobacco stick.

The new rate will be $0.2752 per cigarette, an increase of $4 per carton of 200 cigarettes. Tobacco tax on a carton of cigarettes will be $55.04.

In addition, the tax on cigars will increase from 56 per cent to 60 per cent of the suggested retail selling price of a cigar.

The tobacco tax rate increase will generate an additional $15.8 million in revenues for 2016–2017. The last tobacco tax rate increase took place on April 10, 2015.

Affordable Living Tax Credit

The province will continue to offer an HST credit to low-income households. For the average low-income household the credit will more than offset the impact of the HST rate increase that took place July 1, 2010.

The credit is paid quarterly in July, October, January, and April of each year. The maximum rebate is $255.00 per household plus $60.00 per dependent child for households earning less than $30,000 per year. Above $30,000 the credit will be reduced by $0.05 per $1.00 of income and will be completely phased out at a household income of $35,100. Similar to the federal government’s Goods and Services Tax credit, individuals will need to file an income tax return to be eligible to receive the HST credit.

HST Rebate on New Homes for First-Time Home Buyers

The province currently provides a rebate of 18.75 per cent (to a maximum of $3,000) of the provincial portion of the HST on new homes purchased by first-time home buyers. First-time home buyers are defined as individuals who have not owned and occupied a home in the past five years.

The maximum rebate was increased to $3,000 where the Agreement of Purchase and Sale is entered into on or after April 1, 2012.

The rebate is also available on the purchase of land, services, and materials for owner-built homes.

Point-of-Sale (POS) Rebates of HST

In 2016–2017, point-of-sale rebates of the provincial portion of the HST on the following products will continue:

•	Children’s clothing

•	Children’s footwear

•	Children’s diapers

•	Feminine hygiene products

•	Printed books

•	Residential energy (Your Energy Rebate Program)

Tax Credits, Rebates, and Tax Expenditures

Details of the estimated value of credits, rebates, and tax expenditures are presented in Table 5.5.

Table 5.5 Estimated Value of Tax Credits, Rebates and Tax Expenditures

($ thousands)

Fiscal Year	2015-2016 Estimate	2015-2016 Forecast	2016-2017 Estimate
Personal Income Tax
Political Tax Credit	771	812	832
Volunteer Firefighter & Ground Search and Rescue	3,932	3,761	3,856
Labour Sponsored Venture Capital Corporation	14	19	19
Equity Tax Credit	8,330	8,657	8,982
Affordable Living Tax Credit	65,822	65,213	65,213

Total	78,869	78,462	78,902

Corporate Income Tax
Political Tax Credit	44	41	41
Scientific Research & Experimental Development	18,247	4,363	12,213
New Small Business Tax Holiday	44	16	17
Digital Media Tax Credit	7,501	(4,155)	2,320
Film Industry Tax Credit	24,094	20,104	22,583
Digital Animation Tax Credit	—	—	45
Food Bank Tax Credit for Farmers	—	—	300
Capital Investment Tax Credit	31,372	31,372	31,372
Small Business Tax Rate	205,483	223,936	231,788

Total	286,784	275,677	300,679

Harmonized Sales Tax
Public Sector Rebates	130,114	134,550	137,301
Printed Book Rebate	10,391	10,620	10,918
First-time Homebuyers Rebate	658	625	604
Disability Rebates	163	134	139
Fire Fighting Equipment Rebate	149	152	156
Your Energy Rebate (YERP)	116,949	110,393	110,393
Children’s Clothing Rebate	7,979	7,711	7,927
Children’s Footwear Rebate	1,737	1,592	1,637
Diapers and Feminine Hygiene Products Rebate	4,020	4,013	4,126

Total	272,159	269,790	273,201

Revenue Sensitivity

Revenue estimates, which are in the form of a forecast, are based on a number of economic, financial, tax assessment, and statistical values and assumptions. All of these reflect the province’s planned course of action for the forecast period and professional judgment as to the most probable set of economic conditions.

As these variables change and more information becomes available throughout the year, they may have an impact, either negative or positive, on the revenue forecasts. These impacts could be material. The province intends to update the forecast periodically throughout the forecast period. The above referenced variables can move independently and may have offsetting effects.

Table 5.6 lists the specific key economic assumptions and variables that directly affect the calculation of provincial revenue estimate and forecast figures, as included in this Revenue Outlook section, and reflect assumptions developed by the province as at January 22, 2016.

Key Risks to the Revenue Estimates

Provincial own-source revenues are strongly influenced by several key factors in the economic outlook. In addition, the revenue models use administrative data, external factors, and historical relationships between factors to arrive at forecasted revenues.

All factors are subject to change throughout the fiscal year and can contribute to significant variations in revenues. In addition, historical revisions to data by Statistics Canada often have revenue implications; and final personal and corporate income tax assessments for a taxation year are not received until approximately 14–18 months following the end of a taxation year, thereby creating prior year adjustments (PYAs).

Slower growth in the level of compensation of employees continues to pose a downside risk to personal income tax revenues – the province’s largest source of revenue. Yield growth over the past few taxation years has been strong but current expectations about yield growth may not materialize. Increases in employment insurance benefits create only a temporary benefit and cannot fully offset declines in growth for the compensation of employees.

Table 5.6 Key Economic Assumptions and Variables Affecting Revenue Estimates

Revenue Source	Key Variables

Personal Income Taxes	• personal taxable income levels • provincial taxable income yield • tax credits uptake

Corporate Income Taxes	• national corporate taxable income levels as provided by Finance Canada • Nova Scotia share of national taxable income • tax credits uptake • national and provincial corporate profit levels

HST	• personal consumer expenditure levels • provincial gross domestic product • spending by exempt industries • rebate levels • residential housing investment

Tobacco, Gasoline and Diesel Taxes	• personal consumer expenditure levels • tobacco and fuel consumption patterns • tobacco and fuel prices • labour income

Petroleum Royalties	• foreign exchange rates • production levels • capital and operating costs of interest holders • world price of natural gas, subject to current market conditions

Equalization CHT / CST	• one-estimate, one-payment approach • annual increases in the national base amount • changes in population

Lower levels of personal income usually lead to slower growth in consumer expenditures, which accounts for more than 70 per cent of Harmonized Sales Tax (HST) revenues. Improvements in the level of residential housing expenditures in 2016 are relatively small compared to consumer expenditures and levels are expected to decline in 2017.

The forecast of corporate income tax revenues is highly dependent upon national corporate taxable income, especially given the fact that the province has adopted a three-year average share approach. A low oil price environment combined with global uncertainty presents substantial risks to corporate income tax revenues. The small business share of corporate taxable income in the province is on the rise, leading to slower growth in corporate income tax.

Deep Panuke production issues, a low price environment for natural gas, and increased decommissioning costs for the Sable Offshore Energy Project (SOEP) are key concerns for offshore royalties. Any further increase in the estimated decommissioning costs is likely to create additional negative Prior Year Adjustments.

Tobacco tax revenues continue to be influenced by cessation and reduced consumption. The province’s ban on flavoured tobacco products and the potential substitution impact of electronic cigarettes contribute to declining consumption and revenues.

Growth in federal source revenues has been relatively flat over the past few years. This trend is expected to continue for the medium term. Agreements associated with the Equalization program (e.g., Offshore Accord and Cumulative Best-of Guarantee Payment) will end in 2019–2020 but are already showing significant decline from peak revenues achieved in the past.

A low oil price environment impacts national GDP growth and therefore the growth in the Equalization program. In addition, substantial declines in natural resource revenues in resource rich provinces (Alberta, Saskatchewan, and Newfoundland and Labrador) could result in changes to the national average fiscal capacity and the province’s relative fiscal capacity.

Fiscal 2016–2017 represents the last year of a 6 per cent annual escalator mechanism for the Canada Health Transfer (CHT). Commencing in 2017–2018 the annual escalator becomes the three-year average of national GDP growth, which is currently under 4 per cent. Year-over-year declines in the Offshore Accord and Cumulative Best-of Guarantee may no longer be offset by gains in the CHT and Equalization.

Additional Information

In addition to the key economic and fiscal assumptions contained in the 2015–2016 revenue estimates, the following information should also be taken into account when interpreting the revenue estimates.

The revenue estimates for 2016–2017 are considered to have been prepared on a basis consistent with accounting policies currently used by the province to record and/ or recognize revenue for purposes of its Consolidated Fund.

The Department of Finance and Treasury Board and other departments or agencies of the province have prepared specific revenue estimates for 2016–2017 using a combination of current internal and external models and other information available. Every effort has been made to ensure the integrity of the results of the models and other information. As actual or more current information becomes available, adjustments may be necessary to the projection of revenues.

The revenue projected from federal transfer payment programs pursuant to the Federal-Provincial Fiscal Arrangements Act incorporates official information released by the federal government as of December 11, 2015. In addition, transfer payment revenue estimates are based on Canadian national and provincial population estimates supplied by Statistics Canada.

Prior Years’ Adjustments (PYAs) are normally made to federal transfers and to income tax revenues. All PYAs known to date have been included in the final revenues for 2015–2016.

Budget 2016-2017: Expense Outlook

In 2016–2017, Nova Scotia’s total expenses in its General Revenue Fund are estimated to be $10,145.6 million (Table 2.1). This is an increase of $121.4 million or 1.2 per cent from the 2015–2016 budget estimate and an increase of 189.9 million or 1.9 per cent compared to the 2015–2016 forecast.

Table 5.7 provides financial statistics of total provincial Expenses amount and as a percentage of total expenses, and a breakdown of expenses by the four main sources.

Departmental Expenses in 2016–2017 are expected to be $9,100.0 million. This is an increase of $190.0 million or 2.1 per cent from the 2015–2016 budget estimate and an increase of $249.6 million or 2.8 per cent from the 2015–2016 forecast.

Refundable Tax Credits are projected to be $137.6 million in 2016–2017, a decrease of $13.4 million or 8.9 per cent from the 2015–2016 budget estimate; an increase of $16.9 million or 14.0 per cent, from the 2015–2016 forecast.

Pension Valuation Adjustment is estimated to be $66.3 million in 2016–2017, down $24.4 million or 26.9 per cent from the 2015–2016 budget estimate; down $63.6 million or 49.0 per cent compared to the 2015–2016 forecast.

Debt Servicing Costs are projected to be $841.7 million for 2016–2017, down $30.9 million or 3.5 per cent from the 2015–2016 budget estimate; down $13.0 million or 1.5 per cent from the 2015–2016 forecast.

Table 5.7 2016-2017 Total Expenses

($ thousands)

	2012-2013 ACTUAL	2013-2014 ACTUAL	2014-2015 ACTUAL	2015-2016 FORECAST	2016-2017 ESTIMATE
	(as restated)	(as restated)
Agriculture	63,760	61,679	73,116	60,936	60,217
Business	—	—	—	121,688	137,450
Communities, Culture and Heritage	57,182	58,110	57,840	64,302	81,689
Community Services	941,824	889,692	919,978	922,525	929,957
Economic and Rural Development and Tourism	171,878	133,490	163,545	—	—
Education and Early Childhood Development	1,110,600	1,169,032	1,222,394	1,245,454	1,279,532
Energy	29,305	30,336	31,712	30,138	29,597
Environment	24,737	24,585	25,894	25,143	36,800
Finance and Treasury Board	37,664	12,996	12,656	13,072	22,782
Fisheries and Aquaculture	8,474	9,015	9,411	9,883	12,464
Health and Wellness	3,857,460	3,938,544	4,076,944	4,113,856	4,132,209
Internal Services	—	124,607	154,448	177,658	185,447
Justice	311,631	305,862	322,156	327,593	330,388
Labour and Advanced Education	345,474	359,465	346,724	362,910	364,271
Assistance to Universities	380,847	336,749	370,721	376,034	380,605
Municipal Affairs	—	180,729	150,523	159,591	184,383
Natural Resources	99,354	84,831	88,468	83,346	76,487
Public Service	160,492	224,416	226,887	199,249	205,869
Seniors	1,748	1,813	1,431	1,454	1,598
Service Nova Scotia and Municipal Relations	269,607	—	—	—	—
Transportation and Infrastructure Renewal	419,286	395,273	421,946	433,909	460,766
Restructuring Costs	173,471	148,721	138,683	121,715	187,538

Total Departmental Expenses	8,464,794	8,489,945	8,815,477	8,850,456	9,100,049

Other Expenses
Refundable Tax Credits	127,145	101,983	133,980	120,658	137,602
Pension Valuation Adjustment	108,510	388,160	78,370	129,898	66,251
Debt Servicing Costs	897,371	857,317	874,053	854,711	841,712

Total Expenses	9,597,820	9,837,405	9,901,880	9,955,723	10,145,614

Table 5.8 2016-2017 Total Expenses

(as a percentage of Total Expenses)

	2012-2013 ACTUAL	2013-2014 ACTUAL	2014-2015 ACTUAL	2015-2016 FORECAST	2016-2017 ESTIMATE
	(as restated)	(as restated)
Agriculture	0.7%	0.6%	0.7%	0.6%	0.6%
Business	—	—	—	1.2%	1.4%
Communities, Culture and Heritage	0.6%	0.6%	0.6%	0.6%	0.8%
Community Services	9.8%	9.0%	9.3%	9.3%	9.2%
Economic and Rural Development and Tourism	1.8%	1.4%	1.7%	—	—
Education and Early Childhood Development	11.6%	11.9%	12.3%	12.5%	12.6%
Energy	0.3%	0.3%	0.3%	0.3%	0.3%
Environment	0.3%	0.2%	0.3%	0.3%	0.4%
Finance and Treasury Board	0.4%	0.1%	0.1%	0.1%	0.2%
Fisheries and Aquaculture	0.1%	0.1%	0.1%	0.1%	0.1%
Health and Wellness	40.2%	40.0%	41.2%	41.3%	40.7%
Internal Services	—	1.3%	1.6%	1.8%	1.8%
Justice	3.2%	3.1%	3.3%	3.3%	3.3%
Labour and Advanced Education	3.6%	3.7%	3.5%	3.6%	3.6%
Assistance to Universities	4.0%	3.4%	3.7%	3.8%	3.8%
Municipal Affairs	—	1.8%	1.5%	1.6%	1.8%
Natural Resources	1.0%	0.9%	0.9%	0.8%	0.8%
Public Service	1.7%	2.3%	2.3%	2.0%	2.0%
Seniors	0.0%	0.0%	0.0%	0.0%	0.0%
Service Nova Scotia and Municipal Relations	2.8%	—	—	—	—
Transportation and Infrastructure Renewal	4.4%	4.0%	4.3%	4.4%	4.5%
Restructuring Costs	1.8%	1.5%	1.4%	1.2%	1.8%

Total Departmental Expenses	88.2%	86.3%	89.0%	88.9%	89.7%

Other Expenses
Refundable Tax Credits	1.3%	1.0%	1.4%	1.2%	1.4%
Pension Valuation Adjustment	1.1%	3.9%	0.8%	1.3%	0.7%
Debt Servicing Costs	9.3%	8.7%	8.8%	8.6%	8.3%

Total Expenses	100.0%	100.0%	100.0%	100.0%	100.0%

Chart 5.3 Total Expenses 2015-2016 Forecast and 2016-2017 Budget

2015-2016 Forecast

Chart data

Community Services	9.3%
Transportation and Infrastructure Renewal	4.4%
Education and early Childhood Development	12.5%
Labour and Advanced Education & Universities	7.4%
Debt Servicing Costs	8.6%
Health & Wellness (including Health Promotion and Protection)	41.3%
Other	16.5%

2016-2017 ESTIMATE

Chart data

Community Services	9.2%
Transportation and Infrastructure Renewal	4.5%
Education and early Childhood Development	12.6%
Labour and Advanced Education & Universities	7.4%
Debt Servicing Costs	8.3%
Health & Wellness (including Health Promotion and Protection)	40.7%
Other	17.3%

Budget Economic Assumptions

Key economic assumptions for the budget, shown in Table 7.1 below, are based on data and information available as of January 22, 2016.

Table 7.1 External Economic Assumptions for Nova Scotia Budget Forecast

	2016	2017
US Real GDP Growth ($2009 chained)	2.4	2.4
Canada Real GDP Growth ($2009 chained)	1.5	2.2
Canada Nominal GDP Growth ($current)	2.4	3.8
USD/ CAD exchange rate	.729	.767
Natural Gas (USD/mmBTU, Henry Hub)	2.65	3.22
Crude Oil (USD/bbl, WTI)	38.54	47.00
Canadian Prime Lending Rate (%)	2.4	2.8
5-Year Conventional Mortgage (%)	4.8	5.4

Table 7.2 presents a summary of the Nova Scotia economic outlook. This outlook is used in preparing revenue estimates.

Table 7.2 Summary Nova Scotia Economic Forecast

(Per cent change except where noted)	2015	2016	2017
Real GDP ($2007 chained)	0.8%	0.9%	0.8%
Nominal GDP	2.1%	2.5%	2.7%
Compensation of Employees	2.2%	2.5%	2.4%
Household Income	2.5%	2.5%	2.5%
Household Final Consumption	2.0%	2.7%	3.2%
Retail Sales	0.0%	1.2%	2.4%
Consumer Price Index	0.4%	1.5%	1.9%
Investment in Residential Structures	11.3%	3.1%	-3.5%
Net Operating Surplus: Corporations	-0.9%	2.9%	2.8%
Exports of Goods to Other Countries	0.4	4.7%	2.8%
Population at July 1 (thousands)	943.0 [a]	945.3	946.4
Employment (thousands)	448.4 [a]	450.8	451.2
Unemployment Rate, Annual Average	8.6%[a]	8.4%	8.1%

a - actual (forecast growth rates apply to actual known by January 22, 2016)

Risks to the Economic Forecast

The Nova Scotia Budget economic assumptions constitute a forward-looking assessment of economic conditions and prospects for the province, based on external data and information up to January 22, 2016. As new data and information is revealed subsequent to January 22, 2016, the results of the forecast are subject to change. Any new information and deviations from Nova Scotia Budget economic assumptions will be incorporated into subsequent forecasts and published in future updates.

Nova Scotia’s economic outlook is subject to domestic risks within the provincial economy, external risks from economic events elsewhere in the world, and technical risks due to issues with data and modelling. In the short run economic forecast, most of Nova Scotia’s domestic economic risks are persistent—risks that have caused uncertainty in the economic outlook for several years. These include downside risks from natural gas production and household debt as well as upside risks from major projects and low oil prices.

Natural Gas: Although the province attempts to project the typical decline that occurs as natural gas fields mature, the level of reserves, output, and prices may decline faster than assumed. In recent years, this risk has materialized largely through changes to reserves and output from the Sable and Deep Panuke fields.

Interest Rates: The current interest rate environment offers favourable conditions for Canadians to accumulate debt for mortgage, investment, or consumption purchases. Canadian data suggest that households across the country have accumulated significant debt relative to income. At the present, there is little to suggest that Canadians and Nova Scotians need or are inclined to deleverage household balance sheets, but pressures in oil regions could change this. Adverse shocks to interest rates, incomes, or housing prices could all result in falling consumer confidence and associated expenditures.

Major Projects: This forecast only makes provision in the economic forecast for those major projects and investments that are beyond the development stage and for which the economic impacts are clear. There are a number of major projects that are under active discussion or development for Nova Scotia that are not included in this economic forecast, including the Donkin coal mine, liquefied natural gas terminals, and federal investments to stimulate aggregate demand. If these materialize, the economic outlook would be lifted by additional capital expenditures. Changes to the timing of projects currently underway could also affect the economic outlook.

Oil Prices: The persistence and depth of the oil price decline has been a significant surprise to the entire global economy. As an oil importer, lower prices benefit Nova Scotia by boosting the purchasing power of household incomes and improving the cost competitiveness of domestically produced goods and services. The 2016–2017 Budget economic forecast reflects explicit assumptions that oil prices will improve household purchasing power and consumption in Nova Scotia. There are implicit assumptions that in the short run low oil prices will continue to drive a competitive foreign exchange rate and low interest rates. Changes to oil prices would change these assumptions.

Federal Stimulus and Monetary Easing: The impact of low oil prices on the Canadian economy may also prompt federal authorities to adopt more aggressive monetary and fiscal policies to close a growing output gap, particularly if Canadian manufacturing and service sectors prove unable to rebound with the low foreign exchange rate. The Nova Scotia Budget economic assumptions do not incorporate any such plans for additional stimulus through unconventional monetary easing. This economic outlook does not incorporate the effects of departmental spending plans, infrastructure investments, and additional transfers to persons announced in the federal government’s 2016–17 budget. Insofar as these federal initiatives could prompt additional expenditures in the Nova Scotia economy, they are an upside risk to the economic outlook. Once further details of these expenditures are available, they will be incorporated into updated economic projections.

Demographic: Over the medium term, Nova Scotia’s economic outlook continues to be clouded by the uncertain effects of a large demographic shift. The large baby boom cohort is reaching traditional retirement age and withdrawing their labour supply. Over the next 10 to 15 years, this could put considerable pressure on producers to raise both productivity and wages in order to maintain current output levels. Otherwise, the province could face a constraint on the pace of growth over the long run.

In 2015, Nova Scotia saw signs of labour market slack and increased usage of employment insurance. This suggests that demographic pressure may be modest while low oil prices stem major investments projects and population movements in Western Canada. However, over the medium and long term, Nova Scotia’s significant demographic challenges remain.

Global Economy: For 2016, US growth appears to be gaining traction and Chinese authorities appear resolute in their plans to expand domestic consumer markets. However, there may be further geopolitical risks that cause yet another disappointment in global economic forecasts. In most years since the great recession in 2008 and 2009, a series of global uncertainties and shocks have weighed on growth for both advanced and developing economies. These include the regime changes in major oil producing regions during the Arab Spring, the European sovereign debt and banking crises, fiscal gridlock in the United States, and border skirmishes in Eastern Europe. In 2015, the global economy was buffeted by instability in Chinese equity and foreign exchange markets as well as Europe’s struggle to absorb mass migration from the Middle East.

While global geopolitics are typically downside risks to the economic forecast, there are potential upside risks for Nova Scotia’s medium term outlook resulting from changing the patterns of trade. The Nova Scotia Budget economic forecast makes no explicit provision for the impacts of the Canada-EU Comprehensive Economic and Trade Agreement. This could open considerable opportunities for Nova Scotia producers to serve a large and affluent consumer market. Likewise, China’s attempt to reorient growth away from a cycle of building production facilities and exporting to advanced economies may offer better trade opportunities for Nova Scotia, even though the overall pace of Chinese growth is expected to slow.

Economic Forecasting Process

Section 56(3)(b) of the Finance Act requires the Minister of Finance to present the major economic assumptions made in preparing the fiscal plan. The Nova Scotia Department of Finance and Treasury Board prepares economic forecasts as part of the fiscal planning process.

Economic forecasts help inform the Minister of Finance and Treasury Board of the potential size of tax bases. The economic forecast also provides the Minister and the Treasury and Policy Board with context on the size of government expenditures relative to the entire value of production in the province. Nominal GDP growth is the broadest indicator of the size of the tax base and of the dollar value of production in the province. However, it is generally the sub-components of nominal GDP that are directly incorporated into the Nova Scotia Budget revenue forecast.

The Department of Finance and Treasury Board uses a proprietary econometric forecasting model to project the key indicators of Nova Scotia’s economy. The model builds future projections on historical trends as well as a number of external assumptions about global conditions that affect the performance of Nova Scotia’s economy. The demographic and economic outlooks presented in this document are based on data and information available up to January 22, 2016, with additional information about the Canadian and US economic outlook as of February 12, 2016. The economic forecast was finalized and approved for use in fiscal planning as of March 2, 2016.

In the process of generating an economic forecast, staff identify conditions that are expected to deviate from historical trends and make appropriate adjustments to reflect these events. This exercise of professional judgment is documented and disclosed to decision-makers prior to releasing the economic forecast.

Review Process: The Department of Finance and Treasury Board conducts challenge and review sessions to validate the economic forecast. Before using economic assumptions and forecasts for budget planning, the Department of Finance and Treasury Board presents them to members of the academic community and leading private-sector forecasters. These experts evaluate whether the exogenous assumptions and resulting economic forecasts form a reasonable and internally coherent basis for fiscal planning. Department staff note any challenges to the economic forecast and determine whether further adjustments are necessary. Senior management of the Department of Finance and Treasury Board participate in challenge sessions, so that they can hear credible, objective advice on whether the economic forecast is a reasonable basis for fiscal planning.

After the economic forecast has been challenged, reviewed, and approved, it is shared with the Office of the Auditor General (OAG) for further review as part of the OAG’s review of revenue estimates. In addition to scrutinizing the reasonableness of the forecast itself, the OAG ensures that the economic forecast reflects consistent process, full disclosure of assumptions, professional judgment, and appropriate approvals. The OAG’s review of economic forecasts is a unique procedure in Canada, providing an additional layer of transparency in the budget process.